27 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 145,700 Reed Elsevier PLC ordinary shares at a price of 1101.3859p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 134,270,335 ordinary shares in treasury, and has 1,136,017,577 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 34,823,501 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 84,500 Reed Elsevier NV ordinary shares at a price of €19.5578 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 81,050,844 ordinary shares in treasury, and has 655,924,852 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 20,155,651 shares.